March 21, 2022

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Amendment No. 9 to Offering Statement on Form 1-A

Filed on March 3, 2022

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated March 18, 2022 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Draft Offering Statement of Boxabl Inc. (the “Company”), which we have set out below, together with our responses.

Response Letter Dated March 3, 2022

1. We note your analysis and response to comment 3. Please expand your integration analysis to address and provide more detail and context regarding the overlap between your Regulation A offering and the two Rule 506(c) offerings as well as the second Regulation Crowdfunding offering, which you state on page 34 of the offering circular terminated on November 12, 2021. Please revise Item 6 of Part I to address the unregistered sales.

You have asked for an expanded analysis with respect to four offerings. We have expanded our integration analysis to address these offerings, and, for the sake of completeness, include here a discussion of how these offerings interact with the offerings previously discussed in our response letter dated March 3, 2022.  We note that the offerings were made over a period during which the Securities Act integration framework for registered and exempt offerings changed. In the interests of making the most complete analysis possible, we have additionally included where relevant discussion of how the integration framework in effect prior to March 15, 2021 (the “Old Framework”) would apply.

The offerings in question consist of:

•An offering of Series A Preferred Stock that commenced on July 14, 2020 and ended on November 12, 2020 conducted under Regulation Crowdfunding (the “First Reg CF Offering”) and Rule 506(c) of Regulation D (“Reg D Series A Offering”)

•An offering of Convertible Promissory Notes that commenced in November 2020, with the first sale on December 9, 2020, with the last sale on February 8, 2022. This offering was made pursuant to Rule 506(c) of Regulation D. (“Reg D Notes Offering”)

•A private offering of Series A Preferred Stock to persons with previously established, substantive connections to the Company that began on December 2, 2020 and ended in February 2021. This offering was made pursuant to Section 4(a)(2) of the Securities Act. (“Private Offering”)

•An offering of Series A-1 Preferred Stock that commenced on May 3, 2021 and ended on November 12, 2021. This offering was made pursuant to Regulation Crowdfunding. (“Second Reg CF Offering”)

•An offering of Series A-2 Preferred Stock that commenced on December 6, 2021 with its first sale on January 9, 2022 and which is currently ongoing. This offering is being made pursuant to Rule 506(c) of Regulation D. (“Reg D Series A-2 Offering”)

•The Regulation A offering of Series A-2, Series A-1, and Series A Preferred Stock that is the subject of the current offering statement. This offering statement was first filed on January 22, 2021 and has not yet been qualified. (“Reg A Offering”)

Applying the integration framework to the facts and circumstances of each offering in relation to the current offering and to each other, the Company has concluded that the application of the integration framework should not result in the offerings being treated as part of one integrated offering. The specific rules under the Securities Act of 1933 that the Company has relied on with respect to the relationships between the offerings are set out in the following chart, and discussed in further detail below.

	First Reg CF Offering	Reg D Series A Offering	Reg D Notes Offering	Private Offering	Second Reg CF Offering	Reg D Series A-2 Offering	Reg A Offering
First Reg CF Offering	N/A
Reg D Series A Offering	Rule 152(a)(2)	N/A
Reg D Notes Offering	Rule 152(b)(4)	Rule 152(b)(4)	N/A
Private Offering	152(a)(1)	152(a)(1)	Rule 152(a)(1)	N/A
Second Reg CF Offering	Rule 152(b)(1) and Rule 152(b)(4)	Rule 152(b)(1) and Rule 152(b)(4)	Rule 152(a)(2)	Rule 152(a)(1)	N/A
Reg D Series A-2 Offering	Rule 152(b)(1) and Rule 152(b)(4)	Rule 152(b)(1) and Rule 152(b)(4)	Rule 152(a)(2)	Rule 152(a)(1)	Rule 152(b)(1) and Rule 152(b)(4)	N/A
Reg A Offering	Rule 152(b)(1) and Rule 152(b)(4)	Rule 152(b)(1) and Rule 152(b)(4)	Rule 152(a)(2)	Rule 152(a)(1)	Rule 152(a)(2)	Rule 152(a)(2)	N/A

We note from the outset that, with the exception of the Private Offering, all the exemptions the Company is relying on permit general solicitation.

The First Reg CF Offering and the Reg D Series A Offering were made concurrently, in accordance with current industry practice. The Company complied with the provisions of Regulation Crowdfunding in making the First Reg CF Offering, and filed a Form C with the Commission. Sales under the Reg D Series A Offering were made to accredited investors whose status was verified by the online investment platform that hosted these offerings. Both of these offerings allowed for the use of general solicitation, and the Company complied with the communication requirements applicable to each of those offerings, including legending and communications restrictions, and applying the more restrictive rules of Regulation Crowdfunding to communications made with respect to the Reg D Series A Offering. Each offering thus complied with the conditions applicable to the exemption claimed. Since the Company believes that it can establish that an exemption from registration is available for each offering, the Rule 152 “General Principle” as set out in Rule 152(a)(2) applies and these offerings should not be integrated with each other or with the other offerings discussed here.

Since these offerings were made at a time prior to the adoption of Rule 152, we also considered the integration guidance in effect at that time under the Old Framework. Section 4A(g) of the Securities Act provides that nothing in Regulation Crowdfunding should be construed as preventing an issuer from raising capital through other methods. The integration principles set out in the Regulation D 2007 Proposing Release (Release No., 33-8828, Aug. 2, 2007; repeated in the Regulation Crowdfunding Adopting Release) would permit concurrent offerings, but any general solicitation for either offering that included the “terms” of the Regulation Crowdfunding offering (at that time, amount, price, type of security or closing date) would need to be limited to the Rule 204 “tombstone” restrictions on content. The two offerings complied with that limitation.

The Reg D Notes Offering was conducted pursuant to Rule 506(c), which permits general solicitation, and the accredited status of the investors in this offering was verified by the Company utilizing tools provided by its online investment and escrow service provider. As this offering contemplated conversion of the notes upon qualification of the Reg A Offering, the Company included the Regulation A testing the waters legend as part of the private placement memorandum provided to investors as part of the offering. The below image presents the legend as it existed prior to the initial filing of the Reg A Offering:

During the investment process, investors in the Reg D Notes Offering, as in the current Reg D Series A-2 Offering, were directed to the site invest.boxabl.com to make their investment. The Regulation A testing the waters legend was part of the content provided to accredited investors as in the example below:

The First Reg CF Offering and the Reg D Series A Offering were terminated prior to the Reg A Offering, and thus their relationship to this offering is covered by the Safe Harbor under Rule 152(b)(4). With respect to the relationship between these offerings and subsequent offerings, which overlapped, the Rule 152(a)(2) General Principle applies with respect to those offerings permitting general solicitation, and the Rule 152(a)(1) General

Principle applies to the Private Offering. With respect to the Old Framework, the same analysis with respect to the two previous offerings applies.

The Private Offering commenced in December 2020. In this offering, the Company allowed certain persons who are longstanding personal friends and family members of the founders of the Company, whose relationships pre-date the founding of the Company, to acquire its Series A Preferred Stock pursuant to Section 4(a)(2) of the Securities Act. None of these investors were solicited through the use of general solicitation. The Company had established a substantive relationship with each such investor prior to the commencement of this offering. With respect to prior terminated offerings, although these were made more than 30 days before the commencement of the offering, Rule 152(b)(1) provides that the provisions of Rule 152(a)(1) shall apply, and this rule also applies to the subsequent offerings. The Company believes that the requirements of Rule 152(a)(1) are met and thus that the General Principle on non-integration applies. In applying the Old Framework to this offering, we note that the 2007 principles would require the issuer to show that the private investors were not identified or contacted through any general solicitation and did not independently contact the issuer as a result of any general solicitation. That was the case with respect to this offering; the investors were known to, and had a substantive relationship with, the Company.

The Second Reg CF Offering commenced on May 3, 2021. It complied with the conditions of Regulation Crowdfunding by filing the Form C and making communications focused on Regulation Crowdfunding that were reviewed for compliance by the Company’s chosen funding portal. The Company believes that the provisions of the Safe Harbors in both Rule 152(b)(1) and Rule 152(b)(4) apply with respect to the offerings other than the Private Offering and that as discussed above, the provisions of Rule 152(a)(1) apply to the non-integration of this offering with the Private Offering.

The Reg D Series A-2 Offering is being made pursuant to and in compliance with the provisions of Rule 506(c). It is being made to accredited investors only, and the pricing, with a minimum offering amount of $10,000 and discounted pricing for investment in excess of $100,000, is particularly targeted at institutional investors. The offering commenced on December 6, 2021. Where communications also mention the Regulation A offering, the Regulation A testing the waters legend, as in the example above for invest.boxabl.com has been included. However, the Company has tried to focus its solicitations with respect to this offering on just reaching accredited investors, and not referencing the Regulation A offering. This offering would not be integrated with the First Reg CF Offering, the Reg D Series A Offering, Reg D Notes Offering, the Private Offering and the Second Reg CF Offering pursuant to the provisions of both Rule 152(b)(1) and Rule 152(b)(4) and would not be integrated with the Reg A Offering pursuant to the provisions of the General Principle as applied in Rule 152(a)(2).

The current Reg A Offering is being made in compliance with the requirements of Regulation A, including applicable legending and communications restrictions, as demonstrated in the testing the waters exhibits filed with the offering statement.  The First Reg CF Offering and Reg D Series A offering are not integrated by reason of both Rule 152(b)(1) and Rule 152(b)(4), having terminated more than 30 days prior to the commencement of the Regulation A offering in January 2021. The Private Offering is not integrated with the Reg A Offering pursuant to the provisions of the General Principle as applied in Rule 152(a)(1). And the Second Reg CF Offering and the Reg D Series A-2 Offering, each being compliant with their own exemption from registration, are not integrated with the Reg A offering pursuant to the General Principle as applied in Rule 152(a)(2).

We are conscious that the foregoing discussion focuses on a technical analysis of how each offering relates with each other offering, and that the principles of integration seek to prevent an issuer from improperly avoiding registration by artificially dividing a single offering into multiple offerings such that Securities Act exemptions would apply to the multiple offerings that would not be available for the combined offering. There is no such artificiality here. The Company is a manufacturing company, looking to manufacture at large scale and employ large numbers of workers, and its natural investors might be perceived to be the accredited and institutional investors that its Regulation D offerings target. But the Company also wants retail investors to share in its potential, which is why it has also sought to make investment opportunities available through the Regulation Crowdfunding and Regulation A offerings.

In addition to providing this analysis, the Company has also amended Item 6 of Part I and the offering circular to include the additional sales of the Series A-2 Preferred Stock and convertible notes.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.